REVIEW OF OPERATING PERFORMANCE

Common shareholders’ net income for the first quarter of 2003 was $128 million, up $8 million or 7% over the comparable quarter last year. Earnings per common share were $0.80 for the quarter compared to $0.75 for the prior year. The return on common shareholders’ equity for the 12 months ended March 31, 2003 was 14.4% compared to 14% for the year ended December 31, 2002 and 11.5% for the 12 months ended March 31, 2002.

The year-over-year increase in common shareholders’ net income was primarily the result of:

VARIANCE TO PRIOR YEAR
(in millions of Canadian dollars)	First Quarter

Growth in in-force business and tax savings less investments in new business, mortality and morbidity experience and expenses	$25
Impact of declines in global stock markets	(13)

Increase in common shareholders’ net income before the following:	12
Unsolicited offer, defense costs (after-tax)	(4)

Increase in common shareholders’ net income	$8

Excluding the impact of $4 million (after-tax) in costs incurred to defend against an unsolicited offer for the Company’s common shares, net income of $132 million was up $12 million or 10% over the first quarter of 2002. This year-over-year growth in net income was due to business acquisitions, higher expected profit from in-force business, favourable experience in accident and health and life reinsurance, improved operational efficiencies and favourable mortality experience in Canada, and a lower effective tax rate. Quarterly results have been favourably impacted by the use of previously unrecognized tax losses relating to the U.K. pension business, reduction of statutory tax rates in Canada and the Republic of Ireland and continuing benefit from restructuring activities completed in the fourth quarter of 2002. The estimated sustainable tax rate continues to be between 24% and 26%. Adverse mortality experience in the United States and the Republic of Ireland and adverse morbidity experience in the United Kingdom dampened year-over-year growth in net income. Stock market declines adversely impacted net income by $13 million relative to the first quarter of last year.

Premiums, premium equivalents and new deposits of $2,866 million were up 1% over the prior year. General fund premiums of $1,590 million were up $273 million or 21% over the prior year, primarily due to strong growth in guaranteed and payout annuities and individual non-participating life insurance in Canada, and as a result of our group insurance acquisition in the United Kingdom. Despite $45 million of new segregated fund deposits from our German acquisition and a slight benefit of increases in average foreign currency translation rates, the overall level of segregated funds deposits decreased $17 million or 2% from the prior year as a result of the effect of global stock market declines. ASO premium equivalents and other deposits of $388 million for the first quarter decreased $226 million compared to the prior year, primarily due to the timing of a large group contribution.

Net investment income of $563 million for the first quarter was down $17 million or 3% from the comparable period in 2002. This was largely as a result of the decline in global stock markets over the quarter that resulted in losses primarily on investments supporting certain equity based insurance products, which were offset by a corresponding decrease in actuarial liabilities.

General operating expenses of $220 million increased $37 million or 20% as compared to the same quarter last year. Expenses were $15 million higher than the same quarter last year as a result of the business acquisitions in the United Kingdom and Ireland. In addition, one-time defense costs incurred with respect to an unsolicited bid to Canada Life common shareholders added $5 million pre-tax in the quarter. Excluding these items, general expenses were $200 million, up $17 million or 9% over the first quarter of 2002. Systems implementation and conversion costs in Canada accounted for half of this increase.

Assets under administration were $64,828 million as at March 31, 2003, a decrease of $1,695 million or 3% from the same date last year and down $3,175 million from December 31, 2002. General fund assets of $36,751 million increased by $1,902 million from the first quarter last year as a result of general business growth and our U.K. group insurance acquisition. Segregated funds assets of $20,476 million were down $2,529 million from the same date last year and other assets of $7,601 million were also down $1,068 million mainly due to the decline in global stock markets. The decline in assets under administration from December 31, 2002 was primarily due to strengthening of the Canadian dollar in the quarter.

Asset quality — The quality of the Company’s general fund invested asset portfolio remained high throughout the quarter. The average rating for our $21,701 million bond portfolio was A+ at quarter end, unchanged from that at March 2002. Net carrying value in airline holdings amounted to $154 million in general fund assets at quarter end, all of which is secured by aircraft. The three largest airline holdings together with their carrying values are Air Canada at $46 million, American Airlines at $31 million and Delta Airlines at $25 million. The net carrying value of impaired investments at March 31, 2003 was $181 million, an increase of $44 million or 32% compared to March 31, 2002, reflecting the more challenging credit environment. Total losses on impaired investments reported in the consolidated statement of net income for the quarter was $7 million, up slightly from $6 million in the first quarter of 2002. Losses on impaired investments include write-offs and realized losses net

Canada Life Financial Corporation — First Quarter Report 2003     4

of recoveries, together with changes in specific investment provisions for current asset impairments. In addition to specific investment provisions, the Company continues to provide for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of actuarial liabilities. The provision included in the actuarial liabilities for potential losses for any possible future asset defaults was $550 million at March 31, 2003.

Capital management — The Company’s measure of capital adequacy for regulatory purposes, as quantified by its MCCSR ratio, decreased to 198% from 202% reported at December 31, 2002 primarily as a result of the German business acquisition on January 1, 2003.

PERFORMANCE BY BUSINESS SEGMENT

CANADIAN DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$53	$52	$45

Premiums, premium equivalents and new deposits
General fund premiums	$640	$625	$456
Segregated funds deposits	335	264	427
ASO premium equivalents and other deposits	381	756	600

	$1,356	$1,645	$1,483

Assets under administration
General fund	$14,149	$14,119	$13,996
Segregated funds	7,067	7,397	8,288
Other assets	7,112	7,346	8,032

	$28,328	$28,862	$30,316

Shareholders’ net income of $53 million for the first quarter increased by $8 million over the comparable quarter in 2002. The impact of strong premium revenue growth in general funds, improved operational efficiencies, favourable mortality experience in payout annuities and conversion experience in individual insurance term products, and the reduction in the statutory tax rate contributed to the growth in net income this quarter. The increase was partially offset by systems implementation and conversion costs, adverse morbidity experience and a reduction in investment income.

Premiums, premium equivalents and new deposits were $1,356 million for the quarter, 9% below the comparable period last year. General fund premiums of $640 million in the first quarter of 2003 grew $184 million or 40% over 2002 primarily due to strong growth in guaranteed and payout annuities and individual non-participating life insurance. Segregated funds deposits of $335 million in the quarter decreased by $92 million from the same period in 2002, mainly due to fewer cases in the group savings market and customer preferences shifting away from equity based products, consistent with the strong growth seen in our guaranteed products. Other deposits and ASO business of $381 million were $219 million less than the first quarter and $375 million less than the fourth quarter of last year, primarily due to the timing of deposits received from one large client.

Assets under administration of $28,328 million as at March 31, 2003 decreased by $1,988 million from the same quarter last year as strong growth in general fund assets was offset by declines in market values of segregated funds and other assets. General fund assets of $14,149 million increased $153 million as a result of general business growth. Segregated funds assets declined $1,221 million or 15%, and other assets under administration decreased by $920 million or 11%. This compares favourably to the TSX Composite decline of 19% since March 2002, primarily due to a significant element of fixed income investments in these portfolios.

Canada Life Financial Corporation — First Quarter Report 2003     5

UNITED KINGDOM DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$40	$33	$32

Premiums, premium equivalents and new deposits
General fund premiums	$391	$428	$287
Segregated funds deposits	316	412	275
ASO premium equivalents and other deposits	7	14	14

	$714	$854	$576

Assets under administration
General fund	$9,576	$10,345	$7,427
Segregated funds	9,653	10,671	11,108
Other assets	474	553	621

	$19,703	$21,569	$19,156

Shareholders’ net income of $40 million for the first quarter increased by $8 million over last year. Income before tax was down $4 million from the prior year due primarily to adverse claims experience in the group health and individual health lines of business this quarter. However, the quarterly results have been favourably impacted by the utilization of previously unrecognized pension tax losses and, following a review of outstanding tax issues, a tax recovery of $1 million this quarter compared to a tax expense of $11 million in 2002.

Premiums, premium equivalents and new deposits of $714 million for the quarter were up $138 million or 24% over the same quarter last year. General fund premiums of $391 million increased by $104 million from the prior year, primarily due to the group insurance business acquired in October 2002. Segregated funds deposits of $316 million were up $41 million or 15% over 2002. Difficult stock market conditions impacted segregated funds, although subsequent to quarter-end $120 million of deposits were received in the first eight days of April in advance of the U.K. Chancellor’s speech on April 9, 2003, where changes were expected to certain tax benefits for policyholders. Other deposits in the quarter this year decreased by $7 million due to stock market conditions and the closure late last year of the Financial Consultancy sales force.

Assets under administration of $19,703 million at quarter end, increased $547 million or 3% from the same date in 2002. Total general fund assets grew by $2,149 million or 29% over 2002 as a result of growth in new business for payout annuities and our group insurance business acquisition. The drop of $769 million from December 31, 2002 is entirely due to the 8% strengthening of the Canadian dollar against the British pound in the quarter. Segregated funds assets fell by $1,455 million or 13% from March 31, 2002 as increases in business written through Canada Life International were not sufficient to offset the impact of the fall in the U.K. stock market. The U.K. FTSE 100 Index at quarter end dropped by 32% since the end of the first quarter of 2002 and 8% since December 31, 2002. Other assets, including unit trusts, have fallen by 24% due to the cessation of sales of these products following the closure of the Financial Consultancy sales force late last year.

Integration of Group Business Acquisition — The group insurance business acquired in 2002 was legally transferred to Canada Life on April 1, 2003. This has been achieved six months after this business acquisition was completed on October 1, 2002, representing a significant milestone in our overall integration plans and ahead of our expected date. Our remaining integration plans are on schedule with completion still expected by the end of this year.

Canada Life Financial Corporation — First Quarter Report 2003     6

UNITED STATES DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$20	$27	$27

Premiums, premium equivalents and new deposits
General fund premiums	$430	$433	$457
Segregated funds deposits	23	84	38

	$453	$517	$495

Assets under administration
General fund	$10,314	$10,990	$11,082
Segregated funds	594	698	823

	$10,908	$11,688	$11,905

Shareholders’ net income of $20 million for the first quarter decreased by $7 million or 26% from the first quarter of 2002. The decrease was primarily attributable to lower mortality gains in individual protection, in addition to the strengthening of the Canadian dollar relative to the U.S. dollar.

Premiums, premium equivalents and new deposits of $453 million for the first quarter were $42 million or 8% less than the comparable period last year. General fund premiums of $430 million decreased by $27 million or 6% from the first quarter of 2002. Strong fixed annuity premium growth was offset by a decline in non-core GIC product sales and the strengthening of the Canadian dollar. GIC sales were impacted by the uncertainty in the first quarter relating to the possibility of change in control of the Company. Segregated funds deposits of $23 million declined by $15 million from the first quarter of 2002 as a result of customer reaction to the poor performance of the stock market.

Assets under administration decreased by $997 million to $10,908 million as at March 31, 2003 from the comparable date last year. Total general fund assets of $10,314 million as at March 31, 2003 decreased by $768 million as organic business growth was offset by the strengthening of the Canadian dollar. Segregated funds assets of $594 million as at March 31, 2003 decreased by $229 million from the same date last year due to stock market and exchange rate declines. At March 31, 2003, the S&P’s 500 Index had declined 26% compared to March 31, 2002. Assets under administration decreased by $780 million from December 31, 2002 as a result of the strengthening of the Canadian dollar.

Canada Life Financial Corporation — First Quarter Report 2003     7

REPUBLIC OF IRELAND DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$15	$6	$10

Premiums, premium equivalents and new deposits
General fund premiums	$31	$34	$34
Segregated funds deposits	214	165	165

	$245	$199	$199

Assets under administration
General fund	$1,369	$1,401	$910
Segregated funds	3,157	3,128	2,782

	$4,526	$4,529	$3,692

Business Acquisition — On January 1, 2003, we completed the acquisition of the German life operations of a significant international insurer. The purchase price was $188 million, which was partly funded by reinsurance of $107 million.

The acquisition increased the number of our protection policies in Germany from 4,000 to 40,000 and wealth management policies from 8,000 to 80,000. These acquired policies were initially reinsured to Canada Life, and court approval of the transfer of the legal ownership of the policies to Canada Life is expected in July.

An integration project is underway to combine this acquisition with our existing business in Germany. During the first quarter of 2003, we completed the sales force integration. We now have close to 7,000 broker contacts. Sales in the quarter were very strong, with 7,000 new policies sold for new annualized premiums of $20 million compared to $3 million in the same period last year. A unified product range will be launched in June and the product offerings with the most opportunity for success from each of the acquired and existing products will be sold under the Canada Life brand.

With the acquisition, 65 staff were transferred to Canada Life. The complete integration of administration systems and processes is underway and is scheduled to be completed by September 2003.

Shareholders’ net income of $15 million for the first quarter of 2003 was $5 million higher than the first quarter last year and $9 million higher than last quarter. Net income from the domestic Irish business was $11 million, in line with the same period last year and ahead of last quarter’s net income, despite lower fee income as a result of declining stock markets. Net income from the German business was $4 million, $5 million higher than the same quarter last year.

Premiums, premium equivalents and new deposits of $245 million for the first quarter of 2003 have increased from $199 million in 2002. Premiums of $188 million in the Irish business fell 8% due to lower single premium sales as a result of weak stock markets. Premiums in the German business, which was primarily segregated funds deposits, have increased to $57 million compared to $3 million in the first quarter of 2002.

Assets under administration grew to $4,526 million, up $834 million from the comparable date last year. Of this increase, general fund assets grew by $459 million and segregated fund assets by $375 million. These increases were principally due to the strengthening of the Euro relative to the Canadian dollar and general business growth, partially offset by adverse movements in the stock market. The acquired German business added approximately $90 million to general fund assets and $130 million to segregated funds assets. The business written in this Division is impacted by movements in global stock markets, notably, those of the United States, United Kingdom, Canada, Ireland and other European countries.

Canada Life Financial Corporation — First Quarter Report 2003     8

INTERNATIONAL AND REINSURANCE DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$8	$10	$6

Premiums, premium equivalents and new deposits
General fund premiums	$98	$104	$83
Segregated funds deposits	—	1	—
ASO premium equivalents and other deposits	—	1	—

	$98	$106	$83

Assets under administration
General fund	$1,343	$1,336	$984
Segregated funds	5	5	4
Other assets	15	14	16

	$1,363	$1,355	$1,004

Shareholders’ net income of $8 million for the first quarter was $2 million or 33% more than the first quarter of 2002. Exceptional mortality experience in life reinsurance and positive morbidity experience in the run-off accident and health reinsurance line were more than sufficient to offset poor morbidity experience in our Caribbean group health business.

Premiums, premium equivalents and new deposits of $98 million for the first quarter were up $15 million or 18% from the prior year. The increase resulted from strong growth in the life reinsurance line of business, partially offset by a decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,363 million increased $359 million or 36% over the comparable date last year.

Canada Life Financial Corporation — First Quarter Report 2003     9